UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Auris Medical Holding AG

(Name of Issuer)

Ordinary Shares

 (Title of Class of Securities)

H0381L104

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

Immeuble le Centorial

16-18 rue du Quatre-Septembre

75002 Paris

France

+33 1 53 05 41 04

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2018

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H0381L104	Page 2 of 10

1.	Name of Reporting Persons Sofinnova Capital VII FCPR (“SC VII”) EIN: 98-1028040
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

331,147 shares, except that Sofinnova Partners SAS (“SP SAS”), a French corporation and the management company of SC VII, may be deemed to have sole power to dispose of these shares, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), Graziano Seghezzi (“Seghezzi”) and Henrijette Richter (“Richter”), the managing partners of SP SAS, may be deemed to have shared power to dispose of such shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

331,147 shares, except that SP SAS, a French corporation and the management company of SC VII, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) 00
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the Securities and Exchange Commission (“SEC”) on March 28, 2018.

CUSIP No. H0381L104	Page 3 of 10

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) 00
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the SEC on March 28, 2018.

CUSIP No. H0381L104	Page 4 of 10

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) IN
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the SEC on March 28, 2018.

CUSIP No. H0381L104	Page 5 of 10

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) IN
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the SEC on March 28, 2018.

CUSIP No. H0381L104	Page 6 of 10

1.	Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) IN
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the SEC on March 28, 2018.

CUSIP No. H0381L104	Page 7 of 10

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) IN
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the SEC on March 28, 2018.

CUSIP No. H0381L104	Page 8 of 10

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

331,147 shares, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,147 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) □
13.	Percent of Class Represented by Amount in Row 11 5.4% (1)
14.	Type of Reporting Person (see instructions) IN
(1) Based on 6,117,388 shares of Auris Medical Holding AG common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 26, 2018, as disclosed by Auris Medical Holding AG in its Form F-1 filed with the SEC on March 28, 2018.

CUSIP No. H0381L104	Page 9 of 10

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS, a French corporation “SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the "Listed Persons" and together with SC VII and SP SAS, the “Filing Persons”) on August 5, 2014. Rafaèle Tordjman ceased to be a managing partner of SP SAS on February 28, 2017, and is not a Listed Person on this Amendment No. 2. Graziano Seghezzi (“Seghezzi”) and Henrijette Richter (“Richter”) became managing partners of SP SAS and each is included as a Listed Person on this Amendment No. 2. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)	See Rows 11 and 13 of the cover page for each of the Filing Persons. The Filing Persons disclaim beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(b)	See Rows 7, 8, 9, and 10 for each Filing Person.

(c)	SC VII sold shares of Common Stock of Auris Medical Holding AG (the “Common Stock”) during the last 60 days in open market transactions on the following dates at the daily average prices indicated below:

Date	Shares	Per Share Average Price
February 26, 2018 February 27, 2018 February 28, 2018 March 1, 2018 March 2, 2018	220,910* 73,446* 669,867* 441,768* 594,009*	$.2652 $.2573 $.2566 $.2568 $.2898
March 22, 2018	7,298	$1.8000

* Sale occurred prior to a 10-for-1 reverse stock split of the Common Stock effected on March 13, 2018.

(d)	Under certain circumstances set forth in the operating agreement of SC VII, the equity holders of SC VII and SAS, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by SC VII.

(e)	Not applicable.

CUSIP No. H0381L104	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2018

SOFINNOVA CAPITAL VII FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Monique Saulnier
		Name:	Monique Saulnier
		Title:	Managing Partner
By:	/s/ Monique Saulnier
Name:	Monique Saulnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi